CREDIT SUISSE

March 14, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Suisse Group AG and Credit Suisse AG have made disclosure pursuant to those provisions in their Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2022.

Very truly yours,
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG

By: /s/ Reto Hösli
Reto Hösli
 Director

By: /s/ Annina Müller
Annina Müller
 Vice President